  Exhibit 99.1

Early Warning Report

Vancouver, British Columbia, March 20, 2020 – Silver Elephant Mining Corp. (formerly “Prophecy Development Corp.”) (“Silver Elephant” or the “Company”) (TSX: ELEF, OTCQX:PRPCF, Frankfurt:1P2N) announces that John Lee, of 26th Floor, Beautiful Group Tower, 77 Connaught Road Central, Hong Kong, Executive Chairman of the Company, disposed:

●
250,000 shares in the public market on March 13, 2020;
●
495,000 shares in the public market on March 16, 2020; and
●
3,000,000 shares in the public market on March 18, 2020;
(collectively, the “Transactions”).

Prior to the Transactions, Mr. Lee beneficially owned and exercised control over an aggregate of 13,478,211 shares, representing approximately 10.97% of the issued and outstanding shares of the Company at the time.

As a result of the Transactions, Mr. Lee beneficially owns and exercises control over an aggregate of 9,733,211 shares representing an interest of approximately 7.92% of the Company’s currently issued and outstanding shares, and 16.13% of the Company’s shares on a fully diluted basis assuming exercise of all of the Company’s outstanding options and share purchase warrants.

Generally, Mr. Lee intends to evaluate his investment in the Company and to increase or decrease his shareholdings as circumstances require, depending on market conditions and other factors, through market transactions, private agreements or otherwise.

A copy of the early warning report pursuant to National Instrument 62-103 required to be filed with the applicable securities commissions in connection with the acquisition of the shares described in this news release will be available for viewing under the Company’s profile at www.sedar.com.

About Silver Elephant

Silver Elephant is developing its premier Pulacayo silver project in Bolivia. Further information on Prophecy can be found at www.silverelef.com.

SILVER ELEPHANT MINING CORP.
ON BEHALF OF THE BOARD

“John Lee”

Executive Chairman

For more information about Silver Elephant, please contact Investor Relations:

+1.604.569.3661 ext. 101

ir@silverelef.com www.silverelef.com

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.